EXHIBIT 99.1                                   [FISHER & PAYKEL HEALTHCARE LOGO]


NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)

NZ$ VERSION

FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE

FISHER & PAYKEL HEALTHCARE ANNOUNCES PRODUCT GROWTH AND CURRENCY GAIN DELIVER RECORD NZ$62.3M FULL-YEAR PROFIT

Auckland, New Zealand, 31 May 2002 - Fisher & Paykel Healthcare Corporation Limited (NZSE:FPH. ASX:FPH, NASDAQ:FPHC)

Growth in core products, early acceptance of new products and a fourth quarter foreign exchange currency gain of NZ$11.9 million saw Fisher & Paykel Healthcare Corporation report a profit after taxation from continuing operations of NZ$62.3 million for the fiscal year ended 31 March, 2002.

This compares with NZ$11.7 million in the prior fiscal year, a period which included an after-tax expense of NZ$38.7 million in foreign exchange losses attributable to the healthcare business prior to the separation of Fisher & Paykel Industries Limited into separate healthcare and appliance companies.

The company has also reported profit from continuing operations after taxation for the fourth quarter of 2002 of NZ$22.6 million compared with a loss of NZ$17.0 million in the comparable period in fiscal 2001.

The Directors have approved a final dividend for the fiscal year ended 31 March 2002 of 25 cents per ordinary share, carrying a full imputation credit. Non-resident shareholders will receive a supplementary dividend of 4.41 cents per share. The final dividend will be paid on 27 June 2002, with a record date of 14 June, and an ex-dividend date of 7 June for the ASX and 17 June for the NZSE. The company has a strong balance sheet and believes it is well positioned for future growth.

Managing Director and Chief Executive Officer Michael Daniell said today that the positive full year results reflected the continued strong growth in the company's core product groups of respiratory humidification, obstructive sleep apnea (OSA) and neonatal and patient warming products.

The company's three core product groups all achieved significant growth in operating revenues in fiscal 2002, with OSA products up 25%, respiratory humidification up 7% and neonatal and patient warming up 33%. Total operating revenues for fiscal 2002 were NZ$214.6 million, 11% ahead of fiscal 2001.

Revenues for the fourth quarter of fiscal 2002 reflected growth in OSA of 18% and neonatal and patient warming of 76% over the prior comparable period. Respiratory humidification revenues reduced 9% against the strong prior comparable period, primarily as a result of a low Northern Hemisphere flu season and reduced OEM customer demand. The company believes that the respiratory humidifier competitive environment remained largely unchanged during the quarter.

Mr Daniell said the company's OSA product group performance was pleasing with 27% volume growth achieved in flow generators in the fourth quarter of fiscal 2002. This was particularly encouraging as it was significantly above market growth rates.

"Growth was driven by strong acceptance of our new integrated flow generator-humidifier, the core of an OSA treatment system, which was released into the US market in February. It provides several advantages including our patented ambient tracking, compliance optimizing and integrated humidification technologies."

"Looking forward, we expect that demand for OSA heated humidification will grow further following the introduction of increased reimbursement levels in the USA by Medicare from 1 July 2002. As the market moves increasingly towards humidification we believe we are well positioned with our full range of OSA humidification products."

The company believes that its successful entry into the nasal mask market with its Aclaim mask will be further strengthened with the release of its new Aclaim 2 mask during the next quarter. In addition its recently developed proprietary Oracle oral mask is in the process of being introduced throughout the USA.

"The growth in our mask revenues since we introduced our first mask in June last year has been very encouraging and we expect masks to become increasingly important to our OSA business." said Mr Daniell.

"The growth in full year revenues in respiratory humidification was assisted by our increasing market penetration in breathing circuits where our single-use heated breathing circuits, with their patented technology, continue to gain market share. Breathing circuit volumes grew strongly in both the full year and the fourth quarter."

"With the recent introduction of our neonatal breathing circuits in Australasia and Europe we expect to see additional circuit sales growth and they will create new opportunities for sales of our MR850 humidification system and allow it to be used throughout the hospital."

The company has applied for US Food and Drug Administration 510(k) clearance for the neonatal circuits which, when received, will allow entry of these products into the large USA market.

Growth in the neonatal warming segment was also strong and the company was optimistic about prospects for its new neonatal bubble CPAP system which leverages the company's experience in respiratory humidification and continuous positive airway pressure technologies.

Mr Daniell noted the company's NZ$11.9 million foreign exchange currency gain in the fourth quarter. The company's policy is to have in place a mix of foreign exchange contracts and options covering periods of up to three years forward, and in certain circumstances options only for a further two years. Since October 2001, the company has put in place new instruments with a face value of NZ$295 million.

"Our range of exciting new products, an improved reimbursement environment, foreign exchange strategy and committed worldwide team position us well for the future."


ABOUT FISHER AND PAYKEL HEALTHCARE

Fisher and Paykel Healthcare is a leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warming devices and neonatal care products. Our products are sold in over 90 countries worldwide.

Following its reorganisation in November 2001, the Company reports the results of the healthcare business, its only remaining business, as continuing operations, and the results of the appliances and finance businesses that it no longer operates as discontinued operations.

Included with the financial information in this release are unaudited quarterly condensed statements of financial performance from continuing operations for the years ended March 31, 2001 and March 31, 2002.

FULL YEAR AND FOURTH QUARTER CONFERENCE CALL

Fisher and Paykel Healthcare will host a conference call to review these results and to discuss the outlook for fiscal 2003. The conference call will be broadcast simultaneously over the internet.

To listen to the webcast, to be held at 9:30am NZT, 7:30am AEST on Friday 31 May 2002 (5:30pm USEST Thursday 31 May 2002), access the company's website at www.fphcare.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast. An online archive of the event will be available approximately two hours after the webcast and will remain onsite for approximately two weeks.

For those people unable to access the call via the internet, we are making available an audio replay of the conference call. This will be available from around 11.30am for seven days until 6 June - note these are NZ times and dates. To listen to the replay you should dial: +61 2 (8524 1009), passcode number:
125008#

For further information contact Michael Daniell CEO on +64 9 574 0161 or Tony Barclay CFO on +64 9 574-0119 at Fisher & Paykel Healthcare Corporation Limited or by visiting the company's website at www.fphcare.com


FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that represent the company's present expectations or beliefs concerning future events. The company cautions that such statements involve known or unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: foreign exchange currency fluctuations, because its revenues, costs and liabilities are denominated in multiple currencies; competitive factors, because the markets for its products are highly competitive; a change in the technology relating to its products; fluctuations in its future financial results; its ability to protect its proprietary technologies by successfully enforcing its intellectual property rights, and not infringing the patents or proprietary rights of other parties; the ability of patients to be reimbursed by third-party payors; product recalls; and operational, political and other business risks arising from the international scope of its operations. Additional discussion of these and other factors which may cause the company's results or performance to differ materially from those expressed or implied in the forward-looking statements is contained in the company's filings with the US Securities and Exchange Commission, including under the heading "Risk Factors" in its prospectus filed on November 13, 2001. The company does not undertake to publicly update or revise any forward-looking statements.

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                                AND SUBSIDIARIES

    CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS
              (IN THOUSANDS OF NZ DOLLARS, EXCEPT PER SHARE DATA)


                                                         THREE MONTHS ENDED                    TWELVE MONTHS ENDED
                                                              MARCH 31,                             MARCH 31,

                                                       2002               2001               2002               2001

Operating revenue from continuing operations       $      57,224      $      55,815      $     214,596      $     193,090

Cost of Sales                                             18,963             15,166             65,811             58,018
                                                   -------------      -------------      -------------      -------------

Gross Profit                                              38,261             40,649            148,785            135,072

Operating expenses:


   Selling, general and administrative                    13,990             12,226             56,619             46,586

   Research and development                                2,691              2,655             10,264              8,661
                                                   -------------      -------------      -------------      -------------

Total operating expenses                                  16,681             14,881             66,883             55,247
                                                   -------------      -------------      -------------      -------------

Operating profit                                          21,580             25,768             81,902             79,825

Other income (expenses), net:

   Interest income (expenses), net                           709               (758)              (267)            (2,163)

   Foreign currency exchange profit (loss)                11,906            (49,291)            13,313            (57,796)

   Other expenses                                           (135)                --             (1,092)                --
                                                   -------------      -------------      -------------      -------------

Total other income (expenses), net                        12,480            (50,049)            11,954            (59,959)
                                                   -------------      -------------      -------------      -------------

Profit (loss) from continuing operations                  34,060            (24,281)            93,856             19,866
   before taxation

Taxation                                                 (11,497)             7,321            (31,532)            (8,117)
                                                   -------------      -------------      -------------      -------------

Profit (loss) from continuing operations after     $      22,563      $     (16,960)     $      62,324      $      11,749
                                                   =============      =============      =============      =============
   taxation

Basic earnings per share                           $        0.22      $       (0.14)     $        0.56      $        0.10

Diluted earnings per share                         $        0.22      $       (0.14)     $        0.56      $        0.10

Weighted average basic shares outstanding            102,335,083        118,111,137        111,537,416        118,111,137

Weighted average diluted shares outstanding          103,857,583        118,111,137        112,173,791        118,111,137

                  OPERATING REVENUE FROM CONTINUING OPERATIONS
                          (IN THOUSANDS OF NZ DOLLARS)

                                                 THREE MONTHS ENDED       TWELVE MONTHS ENDED
                                                     MARCH 31,                 MARCH 31,
                                                 2002         2001         2002         2001
Respiratory humidification products            $ 27,281     $ 30,064     $109,318     $102,639
CPAP products                                    23,553       19,907       79,046       63,304
Patient warming and neonatal care products        4,394        2,503       13,754       10,352
                                               --------     --------     --------     --------
Core products sub-total                        $ 55,228     $ 52,474     $202,118     $176,295
Distributed products                              1,996        3,341       12,478       16,795
                                               --------     --------     --------     --------
Total                                          $ 57,224     $ 55,815     $214,596     $193,090
                                               ========     ========     ========     ========




                   CONDENSED STATEMENTS OF FINANCIAL POSITION
                          (IN THOUSANDS OF NZ DOLLARS)


                                                  AS OF MARCH 31, 2002     AS OF MARCH 31, 2001
Cash                                                    $ 73,310                 $  5,174
Accounts receivable                                       41,752                   36,637
Inventories                                               19,216                   18,270
Other current assets                                       6,304                   11,070
                                                        --------                 --------
Current assets continuing operations                     140,582                   71,151
Current assets discontinued operations                        --                  395,252
                                                        --------                 --------
Total current assets                                     140,582                  466,403
Fixed assets                                              64,917                   58,914
Other assets                                               9,834                   12,158
Long-term assets discontinued operations                      --                  416,022
                                                        --------                 --------
Total Assets                                            $215,333                 $953,497
                                                        ========                 ========
Current liabilities continuing operations               $ 41,760                 $ 63,199
Current liabilities discontinued operations                   --                  291,420
Long-term liabilities continuing operations                1,690                   21,890
Long-term liabilities discontinued operations                 --                  192,950
Shareholders' equity                                     171,883                  384,038
                                                        --------                 --------
Total liabilities and shareholders' equity              $215,333                 $953,497
                                                        ========                 ========

         FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS
                   QUARTERLY FOR THE YEAR ENDED MARCH 31, 2001
                          (IN THOUSANDS OF NZ DOLLARS)
                                   (UNAUDITED)


                                                                  THREE MONTHS ENDED
                                                   JUNE 30,    SEPTEMBER 30,  DECEMBER 31,   MARCH 31,
                                                     2000          2000          2000          2001

Operating revenue from continuing operations       $ 41,256      $ 41,056      $ 54,963      $ 55,815

Cost of Sales                                        12,289        11,583        18,980        15,166
                                                   --------      --------      --------      --------

Gross Profit                                         28,967        29,473        35,983        40,649

Operating expenses:

   Selling, general and administrative               11,071        10,901        12,388        12,226

   Research and development                           1,704         1,952         2,350         2,655
                                                   --------      --------      --------      --------

Total operating expenses                             12,775        12,853        14,738        14,881
                                                   --------      --------      --------      --------

Operating profit                                     16,192        16,620        21,245        25,768

Other income (expenses), net:

   Interest income (expenses), net                     (305)         (457)         (643)         (758)

   Foreign currency exchange profit (loss)           (1,552)       (3,325)       (3,628)      (49,291)
                                                   --------      --------      --------      --------
Total other income (expenses), net                   (1,857)       (3,782)       (4,271)      (50,049)
                                                   --------      --------      --------      --------
Profit (loss) from continuing operations
   before taxation                                   14,335        12,838        16,974       (24,281)

Taxation                                             (5,023)       (4,476)       (5,939)        7,321
                                                   --------      --------      --------      --------

Profit (loss) from continuing operations after
   taxation                                        $  9,312      $  8,362      $ 11,035      $(16,960)
                                                   ========      ========      ========      ========


                  OPERATING REVENUE FROM CONTINUING OPERATIONS
                          (IN THOUSANDS OF NZ DOLLARS)
                                   (UNAUDITED)


                                                                 THREE MONTHS ENDED
                                               JUNE 30,     SEPTEMBER 30,  DECEMBER 31,     MARCH 31,
                                                 2000           2000           2000           2001
Respiratory humidification products            $22,604        $22,043        $27,928        $30,064
CPAP products                                   12,384         12,984         18,029         19,907
Patient warming and neonatal care products       2,607          1,984          3,258          2,503
                                               -------        -------        -------        -------
Core products sub-total                        $37,595        $37,011        $49,215        $52,474
Distributed products                             3,661          4,045          5,748          3,341
                                               -------        -------        -------        -------
Total                                          $41,256        $41,056        $54,963        $55,815
                                               =======        =======        =======        =======

         FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS
                   QUARTERLY FOR THE YEAR ENDED MARCH 31, 2002
                          (IN THOUSANDS OF NZ DOLLARS)
                                   (UNAUDITED)


                                                                      THREE MONTHS ENDED
                                                   JUNE 30,    SEPTEMBER 30,    DECEMBER 31,     MARCH 31,
                                                     2001          2001             2001          2002

Operating revenue from continuing operations       $ 52,817      $ 48,708         $ 55,847      $ 57,224

Cost of Sales                                        14,326        13,811           18,711        18,963
                                                   --------      --------         --------      --------

Gross Profit                                         38,491        34,897           37,136        38,261

Operating expenses:

   Selling, general and administrative               13,855        14,234           14,540        13,990

   Research and development                           2,498         2,508            2,567         2,691
                                                   --------      --------         --------      --------

Total operating expenses                             16,353        16,742           17,107        16,681
                                                   --------      --------         --------      --------

Operating profit                                     22,138        18,155           20,029        21,580

Other income (expenses), net:

   Interest income (expenses), net                     (491)         (442)             (43)          709

   Foreign currency exchange profit (loss)             (590)         (369)           2,366        11,906

   Non-recurring items                                   --            --             (957)         (135)
                                                   --------      --------         --------      --------

Total other income (expenses), net                   (1,081)         (811)           1,366        12,480
                                                   --------      --------         --------      --------

Profit (loss) from continuing operations
   before taxation                                   21,057        17,344           21,395        34,060

Taxation                                             (6,965)       (5,748)          (7,322)      (11,497)
                                                   --------      --------         --------      --------
Profit (loss) from continuing operations after
   taxation                                        $ 14,092      $ 11,596         $ 14,073      $ 22,563
                                                   ========      ========         ========      ========



                  OPERATING REVENUE FROM CONTINUING OPERATIONS
                          (IN THOUSANDS OF NZ DOLLARS)
                                   (UNAUDITED)


                                                                THREE MONTHS ENDED
                                               JUNE 30,  SEPTEMBER 30,    DECEMBER 31,   MARCH 31,
                                                 2001        2001              2001        2002
Respiratory humidification products            $27,487     $25,596           $28,954     $27,281
CPAP products                                   19,509      16,178            19,806      23,553
Patient warming and neonatal care products       2,587       3,126             3,647       4,394
                                               -------     -------           -------     -------
Core products sub-total                        $49,583     $44,900           $52,407     $55,228
Distributed products                             3,234       3,808             3,440       1,996
                                               -------     -------           -------     -------
Total                                          $52,817     $48,708           $55,847     $57,224
                                               =======     =======           =======     =======